767 Fifth Avenue

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May 1, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.

Registration Statement on Form S-1

Filed April 20, 2015

File No. 333-201241

Dear Ms. Mills-Apenteng:

On behalf of our client, Black Knight Financial Services, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-201241) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 29, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 4.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (1) Basis of Presentation, page 76

1.

We note your response to prior comment 4 and your reference to ASC 810-10-15-8. Please provide us with your detailed analysis of the accounting model and the authoritative accounting guidance you considered in your conclusion to consolidate BKFS Operating LLC. Tell us whether BKFS Operating LLC is subject to the consolidation guidance related to variable interest entities and what consideration was given to the guidance in ASC 810-10-15-14(b)(1). If it is subject to this guidance,

Securities and Exchange Commission

May 1, 2015

explain how you determined that you have the characteristics of a controlling financial interest per ASC 810-10-25-38A.

As part of your explanation of the accounting model you follow, please address how the following items, as well as any other terms or conditions, factored into your consolidation conclusion:

•	Voting power of FNF affiliates and THL Affiliates as holders of Class A common stock and Class B common stock of BKFS;

•	Composition of the board of directors of BKFS;

•	Governance subject to the ultimate direction of the board of directors of BKFS;

•	Unit holders’ voting rights in respect of amendments to the Amended and Restated Operating Agreement that adversely affect such holder, the dissolution of BKFS Operating LLC, and other matters adversely affecting such holders;

•	Terms and conditions of the tax distributions; and

•	Voting agreement with certain FNF affiliates and certain THL Affiliates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined to consolidate BKFS Operating LLC based on its analysis of the accounting models and authoritative accounting guidance described below.

Background

Pursuant to the terms of the Amended and Restated Operating Agreement, the Company will hold Units and a sole managing member interest in BKFS Operating LLC following the offering. Under the terms of the Amended and Restated Operating Agreement, the Company will have the exclusive authority to manage, control and operate the business and affairs of BKFS Operating LLC, including entering into contracts, managing bank accounts, hiring employees and agents, incurring and paying debts and expenses, merging or consolidating with other entities and paying taxes. The Company will exercise control of the business of BKFS Operating LLC through the Company’s executive officers, who will manage the day-to-day activities, subject to the direction of the Company’s board of directors. BKFS Operating LLC and the Company will have the same executive officers and board of directors. As a holder of Units, the Company, BKHI and certain THL Affiliates will be entitled to receive a percentage of the profits and losses in proportion to the number of Units held by them, but will have no voting power in BKFS Operating LLC on account of their ownership of Units. The Company will however, control BKFS Operating LLC through its sole managing member interest. Together, the Company and BKHI are expected to hold the vast majority of the outstanding Units of BKFS Operating LLC immediately following the offering.

The Company’s status as the managing member of BKFS Operating LLC is a contractual right (embodied in the Amended and Restated Operating Agreement) that is separate from its ownership of Units. The provision of the Amended and Restated Operating Agreement that contains this contractual right may not be amended without the written approval of the Company. Therefore, no other member (or other members acting together) of BKFS Operating LLC may take the managing member interest right away from the Company without its written consent.

Accounting Analysis

The Company advises the Staff that ASC 810-10-15-3 provides that all reporting entities should apply the guidance under ASC 810–Consolidation to determine whether and how to consolidate another entity. If a reporting entity is within the scope of the Variable Interest Entity (“VIE”) Subsections of ASC 810, which apply to all legal entities, the guidance under these subsections should be applied before determining the impact of such reporting entity’s investment in another entity. If the reporting entity has an investment in another entity that is not a VIE, the reporting entity should determine if the interest constitutes a controlling financial interest.

Securities and Exchange Commission

May 1, 2015

As a result of the application of the VIE Subsections of ASC 810, the Company concluded that BKFS Operating LLC is a legal entity and that none of the below listed scope exceptions to the consolidation guidance or to the Variable Interest Model are applicable:

Scope exceptions to consolidation guidance ASC 810-10-15-12

•	Employee benefit plans
•	Governmental organizations
•	Certain investment companies

Scope exceptions to variable interest model ASC 810-10-15-17

•	Not-for-profit organizations
•	Separate accounts of insurance companies
•	Lack of information
•	Certain businesses

The Company has concluded that BKFS Operating LLC is a VIE, because the equity holders of BKFS Operating LLC, as a group, lack the characteristics of a controlling financial interest. Specifically, ASC paragraph 810-10-15-14(c) states that the equity investors as a group lack the characteristics described in ASC paragraph 810-10-15-14(b)(1) if both the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses or rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.

As described in the background section above, the Units held by each of BKHI and certain THL Affiliates after consummation of the offering will convey to their holder no voting rights relative to those activities that have a significant effect on the success of BKFS Operating LLC notwithstanding the fact that those Units will convey to their holders the obligation to absorb the expected losses and the right to receive the expected returns of BKFS Operating LLC. Based on this fact the Company has concluded that “disproportionality” exists and the condition in ASC paragraph 810-10-15-14(c)(1) stated above would be met.

As also described in the background section above, BKHI and the Company will be under the common control of FNF, given that BKHI will hold a controlling financial interest in the Company through its majority interest in the outstanding voting stock of the Company and BKHI is a wholly-owned subsidiary of FNF. Therefore, as BKHI and the Company will be under common control and given that BKHI will be an investor with disproportionately few voting rights in BKFS Operating LLC, the condition in ASC paragraph 810-10-15-14(c)(2) would be met. This conclusion was predicated on our assessment that this common control group’s ownership is expected to comprise a majority of the total Units and the sole managing member interest in BKFS Operating LLC, as well as qualitative consideration of the significance of BKFS Operating LLC’s operations to this common control group relative to the other variable interest holders, which are solely affiliates of THL, who have no involvement in the operations of BKFS Operating LLC on account of the Units held by them, which results in all of BKFS Operating LLC’s activities involving and being conducted on behalf of the common control group. The Company notes that THL will be involved in the governance structure of the Company even if THL is considered a related party, it would not change the Company’s conclusion. The Company also notes that no single member has liquidation rights in respect of BKF Operating LLC.

As both conditions in ASC 810-10-15-14(c) will be met, the Company has concluded that BKFS Operating LLC is a VIE.

Securities and Exchange Commission

May 1, 2015

As stated in ASC 810-10-25-38A, a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, therefore, is the VIE’s primary beneficiary. Further, ASC 810-10-25-38A states that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both the power to direct the activities that most significantly impact the VIE’s economic performance and either the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant.

Based on the Company’s analysis, the Company has concluded that the Company will have a controlling interest in BKFS Operating LLC as both of the characteristics described in ASC 810-10-25-38A will be met. First, as discussed in the background section above, the Company is the sole managing member of BKFS Operating LLC, which conveys to the Company the power to direct all activities that most significantly impact BKFS Operating LLC’s economic performance. Further, the Company has evaluated the relevant contractual arrangements conveying this power to the Company and concluded that no other party has either a substantive “kick out” right or substantive participating right that would impact the Company’s ability to direct the significant activities of BKFS Operating LLC. Second, as also discussed in the background section above, the Company, as a holder of Units of BKFS Operating LLC, has the obligation to absorb losses and the right to receive benefits that could potentially be significant to BKFS Operating LLC.

The Company also considered whether the provisions of ASC 810-10-25-44 apply in this situation given that BKHI and the Company are under common control, as discussed above. However, given that the Company itself meets the characteristics in paragraph ASC 810-10-25-38A and that the Company believes the stated power of the Company as sole managing member is substantive, it concluded that paragraph ASC 810-10-25-44 should not be applied. As part of this assessment, the Company considered the role of BKHI in the governance of the Company; however, as the Company will maintain a separate governance structure with fiduciary obligations to its stockholders, the Company did not believe BKHI’s controlling interest was determinative in its assessment and the stated power of the Company over BKFS Operating LLC was in fact substantive.

The Company also notes the following:

•	Units held by each of BKHI and certain THL Affiliates do not provide their holder with any direct power to direct the activities of BKFS Operating LLC. The power to direct activities that most significantly impact BKFS Operating LLC is held solely by the Company as its sole managing member;

•	while the Company is a controlled entity and has FNF and THL representation on its board of directors, this fact does not affect the Company’s sole managing member interest in BKFS Operating LLC;

•	the governance of BKFS Operating LLC is ultimately directed by the board of directors and management of the Company;

•	holders of Units may not “kick out” the Company’s managing member interest in BKFS Operating LLC without its written consent;

•	the Company did not consider the terms and conditions of any tax distributions in identifying if it has a controlling financial interest in BKFS Operating LLC, as it does not believe that such tax distributions will have an effect on such determination; and

•	there is no voting agreement between FNF and THL with respect to BKFS Operating LLC. The voting agreement between certain FNF affiliates and certain THL Affiliates relates to their ownership interest in the Company.

The Company’s conclusions discussed above were also reviewed and concurred with by the KPMG LLP National Office.

The above analysis is based on the terms of the Amended and Restated Operating Agreement. In the event that the Amended and Restated Operating Agreement is further amended or modified prior to its effectiveness, the Company will re-evaluate whether BKFS Operating LLC will be a VIE and whether the Company will be required to consolidate BKFS Operating LLC.

Securities and Exchange Commission

May 1, 2015

Principal Stockholders, page 160

2.	We note your statement here that the table does not reflect any shares of your Class A common stock that your directors, officers and “certain employees may purchase in this offering, including through the directed share program…” It appears from this statement that employees may be eligible to participate in the directed share program though we note they are not included in your description of the directed share program elsewhere in your document. Please advise or revise as necessary for clarification.

The Company acknowledges the Staff’s comment and has revised the disclosure to remove the reference to Class A common stock that “certain employees may purchase in this offering, including through the directed share program.” Please refer to page 168.

Directed Share Program, page 180

3.	Please revise to disclose the approximate percentage of shares that will be reserved for the directed share program, the mechanics of the program, and whether the shares will be subject to lock-up agreements. We may have further comments based on your response.

The Company acknowledges the Staff’s comment and has revised the disclosure to disclose the approximate percentage of shares that will be reserved for the directed share program, the mechanics of the program, and whether the shares will be subject to lock-up agreements. Please refer to pages 18 and 188-189.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle, Black Knight Financial Services, Inc.
cc:	Patrick S. Brown, Sullivan & Cromwell LLP

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